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                      U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                      FORM F-X
                    APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                                   AND UNDERTAKING

A.   Name of issuer or person filing ("Filer"): FIRSTSERVICE CORPORATION

B.   This is [check one]:

     [X] an original filing for the Filer.
     [ ] an amended filing for the Filer.

C.   Identify the filing in conjunction with which this form is being filed:

     Name of registrant:           FIRSTSERVICE CORPORATION

     Form type:                    ANNUAL REPORT ON FORM 40-F

     File number (if known):       0-24762

     Filed by:                     FIRSTSERVICE CORPORATION

     Date filed (if filed
     concurrently, so indicate):   JUNE 1, 2004
                                   (CONCURRENT WITH FILING OF FORM 40-F)

D.   The Filer is incorporated or organized under the laws of

                                   ONTARIO

     and has its principal place of business at

                                   1140 BAY STREET, SUITE 4000
                                   TORONTO, ONTARIO, CANADA M5S 2B4
                                   416-960-9500

E. The Filer designates and appoints Mr. Santino Ferrante (the "Agent"), located at:

                                   FERRANTE & ASSOCIATES
                                   126 PROSPECT STREET
                                   CAMBRIDGE, MA 02139
                                   617-868-5000

     as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

         (a) any investigation or administrative proceeding conducted by the Commission; and
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         (b)  any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of securities to which such forms and schedules relate has ceased reporting under the Securities Exchange Act of 1934, as amended. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relates; and the transactions in such securities.

     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, this 1st day of June, 2004.

                                  FirstService Corporation

                                  /s/ John B. Friedrichsen
                                  -----------------------------------
                                  BY: JOHN B. FRIEDRICHSEN
                                  TITLE: SENIOR VICE PRESIDENT &
                                  CHIEF FINANCIAL OFFICER

     This statement has been signed by the following person in the capacity and on the date indicated.

                                  Santino Ferrante
                                  as Agent for Service of Process for
                                  FirstService Corporation

                                  /s/ Santino Ferrante
                                  -----------------------------------
                                  BY: SANTINO FERRANTE
                                  DATE: JUNE 1, 2004